
femPAQ
Accessible Period Care
On the Go
WOMEN OWNED
April Roy
Founder/CEO

INVEST IN **FEMPAQ**

We take the oops out of unexpected periods by providing accessible period care

LEAD INVESTOR



Jenny Tolan

I am so incredibly impressed by April Roy and the entire concept around her business. femPAQ is much needed in this world and has proven phenomenal traction. As a woman in the workplace, I only wish femPAQ had existed when I was going into the office. I hope to benefit from it in locations nationwide soon as it roles out. The product is thoughtful, well-developed, and off to the races. What a great business model to invest in. am so grateful I get to support femPAQ at this pivotal time.

Invested $10,000 this round & $22,250 previously

fempaq.com Delaware City DE

Highlights

1. 🚀 $125k raised to-date, in addition to $20k bootstrapped 🥾
2. 2 FT employees, 1 PT
3. 🛫 3 pilot customer in education and hospitality industry starting fall 2021
4. 2022 ended with interest from 9 retailers and 3 distributor

Our Founder



April Roy CEO + Founder

Creating equitable spaces for womxn through social impact & sustainability. Our mission is to improve womxn's health thru products, policy, education and community.

640 million womxn around the globe experience unexpected periods multiple times annually but the true problem is the lack of access to convenient comprehensible period care in public spaces they exist. Causing unwanted anxiety & stress. Creating menstrual equity & ending period stigma allows menstruators to Live, Work & Play without Fear, Period.

Accessible period care at your fingertips

+femPAQ®

Revolutionizing Menstrual Management

April Roy
april@fempaq.com

Team

The experience, track record and vision to succeed.



April Roy
Founder & Chief Executive Officer

B.A. in Fine Arts
12yrs Product Development



Derek Johnston
Acting Chief Technical Officer

AA/BA
15yrs Branding/ Web Development

Visto Brands

Lisa Feddersen
Head of Sales

Former P&G Exec.
25+yrs Sales Experience



Caressa Foreman
Operations Consultant

Global Supply Chain Exec.
20+yrs Operations Experience



Rashauna Norment
Advisor

RASHAUNA NORMENT LAW FIRM, PLLC
Patent/Trademark Attorney



Jeannette Balleza Collins
Advisor

NORTHWEST ARKANSAS COUNCIL
Entrepreneurial Development
Founder/Fund Manager



Bjorn Simmons
Advisor

WYZERR
Exited Startup



Kemba Hall
Technical Advisor

FIRST FOUNDERS
Product Manager

Lightship Foundation
Advisor

LIGHTSHIP

Mentor, educate & fund remarkable founders

Fundraising
Go-to-market market
Pilot customers

Innovate Arkansas
Advisor

WINROCK INTERNATIONAL



Arkansas World Trade CEO

Denise Thomas
Advisor

The Problem

When unexpected periods happen, womxn lack accessible on-the-go menstrual hygiene care when they are in public spaces like work, school, travels, and outdoors.



Unexpected

640M womxn around the globe experience unexpected periods multiple times annually

Lack of Access

Menstrual products are often inaccessible, negatively impacting health and hygiene.



Stigma & Taboo

Menstruation is still considered a taboo topic, creating shame around a natural process.

Typical Period Products

Direct & indirect competitors current solution to period care.






always
Hanes
TAMPAX
PEARL
always
MAXI

Coin operated dispenser

Period Panty

Large Packaged Products

Empowering Womxn Experiences

Revolutionizing the way we tackle menstrual emergencies!

Comprehensive Care

Includes a range of options to

Convenience & Discretion

Compact portable kits easily

High Quality & Sustainable

providing the highest quality

ensure customers are prepared for any scenario

accessible in any space womxn exist

products while minimizing our environmental impact

Period Emergency Kit

7-in-1 FDA Approved.

Panty + Pad + Tampon + Liner + Wipe + Ibuprofen + Chocolate


femPAQ
FEMININE EMERGENCY KIT
WHEN IT HAPPENS
55%
DARK
IBUPROFEN


ALCOHOL FREE
NATURAL
PARABEN FREE
SUSTAINABLE

How It Works

Direct Solution


+femPAQ
FEMININE EMERGENCY KIT
+femPAQ
FEMININE EMERGENCY KIT

Industry Integration

- Education & Women's Sports
- Travel & Hospitality
- Outdoor
- Workforce
- Government
- Retail

System Change

- Inclusion
- Accessible
- Boost Morale
- Increase Productivity
- Reduce Anxiety
- Convenience
- Confidence

Go-To-Market

Phase 1	Phase 2	Phase 3	Phase 4	Phase 5
Education & Athletics	**Travel & Hospitality**	**Outdoor**	**Government**	**Retail**
• School Districts • College Universities • Women's Sports	• Airlines • Airports • Cruise lines • Amtrak • Hotels • Resorts	• State Parks • Federal Parks • Amusement Parks • Concert Venue • Sports Arenas	• Military • Police & Fire • Detention Centers • Fema • Redcross	• Walgreens • CVS • Travel Centers • Vending • Convenience

Pilot Customers

From school districts to travel & hospitality. Our product is needed in every industry

Texarkana Arkansas School District — Razorbacks

DoubleTree Suites by Hilton — Bentonville

Hilton Garden Inn — Bentonville

Traction

We continue to make great progress.

Commitments

URM	$2.9M

Active Discussions

Wegmans	Kroger
$600K	$2.2M

	ARR
Paradies Lagardère TRAVEL RETAIL	$6.3M ARR
Airport Retail Group, LLC $260K ARR	Burlington $100K ARR

ARR	ARR
amazon $1.3M ARR	Walgreens $12M ARR
FAIRE $1M ARR	UNFI $15M ARR

forward looking projections cannot be guaranteed*ARR is based on projected annual revenue

A Global Opportunity

Powering the world's experiences has unlimited potential.



$39B
Global
Global Feminine Hygiene Product Market
$4B
US Market
$390M
Addressable Market

Business Model

femPAQ

$1.60 unit	6.25 unit	$5.50 unit	70%
COST	WHOLESALE	WHOLESALE	MARGINS

COGS LANDED | SMALL/MEDIUM BUSINESS | ENTERPRISE | PROFIT MARGIN

* Sold in a master pack of 48 units, Price based on volume

Business Model

Our business model is structured business to business, vending and subscription.

Subscription
Partner pays subscription.

Vending
Partner allows vending/dispensing.

Bulk Purchase
Partner purchases product in bulk.

Industry Landscape

Most companies place the burden on the customer/employee when it comes to menstrual hygiene care. As a B2B platform, we focus on providing sustainable convenience to women's health.



B2B
BOBRICK
femPAQ
Non-Comprehensive Care
Comprehensive Care
Thinx
P&G
D2C

Marketing Strategy

Industries are leveraging everyday people as influencers in promoting their brand. We see it as a way to educate and build community.

SOAPBOX INFLUENCE | FLAGSHIP BRAND INFLUENCE ENTREPRENEURSHIP | MHP | Team SI

Travel & Retail
Powering Travel & Retail Industry

Sports & Outdoor
Powering the Sports & Outdoor Industry

Education & Government
Powering the Government & Education Industry

Testimonials

femPAQ

"I now officially feel prepared for the next anatomical emergency"
-Business Owner

"It is the perfect size to fit in a bag and it has all the products that you would ever need in case you had a period emergency."
-Influencer

"My period has caught me off guard on multiple trips so femPAQ has become a travel essential"
-Program Manager

"I am loving my femPAQ. It fits in my purse with ease and I feel secure knowing I have it."
-Teacher


FEMPAQ.COM
@fempaq
#wheredoyoufempaq

"What blew me away most were the items inside the packaging. It had everything you need to address a surprise period. I was not expecting that much product rolled into a compact tube"
-Influencer

"My daughter keeps hers in her cheerleading bag"
-Dad, Travel Industry

"femPAQ saved me on flight to Turkey from Australia."
-Business Traveler

Featured: AXIOS, amp, soirée, ARKANSAS TIMES, 2 MINUTE DRILL, KNWA, Arkansas Business, Democrat Gazette

Exit Strategy

There are several ideal acquirers to Name.

Preferred Strategy
Partial exit for investor payout while continuing to build billion dollar FemTech company through R&D and community

Could expand into the experience business overnight

History of acquiring industry- leading personal care

GRAINGER Johnson & Johnson MY MEDIC

Ask

+femPAQ

We are raising $124K of our $3M via the Community Round

To grow team, launch new partners, scale the business and reach profitability.



Admin.
R&D
Team
Use of Proceeds
Sales & Marketing
Fulfilment & Distribution

forward looking projections cannot be guaranteed

5yr Revenue Projections

+femPAQ

- Increasing customer acquisition by adding



cost per unit
mfg. cost per unit
revenue
$150M

target markets every 6 months.

- Increasing wholesale, subscription and vending revenue an average of 50% to 75% annually


$ 150,000,000
$ 100,000,000
$ 50,000,000
$1.4M
$1M
$5.5M
$8.6M
$6M
$32M
$36M
$22M
Year 1
Year 3
Year 5
19

Roadmap



12 months

- Raise $3M (VC & Debt Funding)
- Hire core team members (Operations & Marketing)
- Approx. 1M units
- Customer acquisition (retail, manufacturing & e-commerce)
- wholesale, subscription, vending
- targeted retail marketing, brand awareness & influencer marketing

24 months

- Approx. 2M units
- Customer acquisition (education, women's athletics)
- wholesale, subscription, vending
- targeted retail marketing, brand awareness & influencer marketing
- Hire project managers needed for account management

36 months

- Approx. 6M units
- Customer acquisition (travel & hospitality)
- wholesale, subscription, vending
- targeted retail marketing, brand awareness & influencer marketing
- Hire project managers needed for account management

48 months

- Approx. 12M units
- Customer acquisition (outdoor, workforce)
- wholesale, subscription, vending
- targeted retail marketing, brand awareness & influencer marketing
- Hire project managers needed for account management

60 months

- Approx. 23M units
- Customer acquisition (government)
- wholesale, subscription, vending
- targeted retail marketing, brand awareness & influencer marketing
- Hire project managers needed for account management

forward looking projections cannot be guaranteed

Thank You

femPAQ


FEMININE
EMERGENCY
KIT

At femPAQ, we believe that every woman deserves to have access to reliable period management products. With your help, we can make that a reality. Please consider supporting our campaign and helping us to empower women everywhere. Thank you for your support!

WOMEN OWNED


femPAQ

www.fempaq.com

For Patent Info & Financials

Send inquiries via website